UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 6-K
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REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
SECTION 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
Date: June 20, 2024
Commission File Number: 001-41912
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Ferrovial SE
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Gustav Mahlerplein 61-63
Symphony Towers, 14th Floor
1082 MS Amsterdam
The Netherlands
Tel: +31 20798 37 02
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

EXPLANATORY NOTE
Ferrovial SE is filing this current Form 6-K to report (i) transactions it has carried out under its share buy-back program between 11 and 14 June 2024 and (ii) the ratio and the number of shares to be issued in the interim scrip dividend.
Attached to this current report on Form 6-K is:
(1) a Press Release dated June 19, 2024 as Exhibit 99.1 (Buy-back Program).
(2) a Press Release dated June 19, 2024 as Exhibit 99.2 (Interim Scrip Dividend).
EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release issued by Ferrovial SE dated June 19, 2024 (Buy-back Program).
99.2	Press Release issued by Ferrovial SE dated June 19, 2024 (Interim Scrip Dividend).
SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Ferrovial SE
Date: June 20, 2024
By: /s/ Ernesto López Mozo
Ernesto López Mozo
Chief Financial Officer